TABLE II ADDENDUM SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust No. S4 Joel Zychick, Trustee 1521 Alton Rd. Ste. 676 Miami Beach, FL 33139	Class A Common Stock	4/12/2024	5,833.00	69,744.53
same as above	Class A Common Stock	4/10/2024	5,833.00	69,287.91
same as above	Class A Common Stock	4/9/2024	5,833.00	69,906.64
same as above	Class A Common Stock	4/8/2024	5,833.00	70,023.23
same as above	Class A Common Stock	4/5/2024	5,833.00	70,893.01
same as above	Class A Common Stock	4/4/2024	5,833.00	70,223.76
same as above	Class A Common Stock	4/3/2024	5,833.00	61,393.51
same as above	Class A Common Stock	3/28/2024	5,833.00	63,496.86
same as above	Class A Common Stock	3/27/2024	5,833.00	62,863.77
same as above	Class A Common Stock	3/18/2024	11,454.00	118,980.11
same as above	Class A Common Stock	3/14/2024	15,885.00	163,481.96
same as above	Class A Common Stock	3/13/2024	15,879.00	163,935.87
same as above	Class A Common Stock	3/12/2024	15,879.00	165,216.78
same as above	Class A Common Stock	3/11/2024	15,879.00	162,375.01
same as above	Class A Common Stock	3/8/2024	15,879.00	161,716.20
same as above	Class A Common Stock	3/7/2024	15,879.00	160,047.19
same as above	Class A Common Stock	3/6/2024	15,879.00	159,146.95
same as above	Class A Common Stock	3/5/2024	15,879.00	158,768.75
same as above	Class A Common Stock	3/1/2024	15,879.00	163,303.96
same as above	Class A Common Stock	2/29/2024	15,879.00	165,823.51
same as above	Class A Common Stock	2/28/2024	15,879.00	167,233.91
same as above	Class A Common Stock	2/27/2024	15,879.00	170,048.80
same as above	Class A Common Stock	2/26/2024	15,879.00	162,708.80
same as above	Class A Common Stock	2/23/2024	15,879.00	161,431.89
same as above	Class A Common Stock	2/22/2024	15,879.00	162,488.36
same as above	Class A Common Stock	2/16/2024	11,453.00	117,011.75
same as above	Class A Common Stock	1/17/2024	1,540.00	13,754.35
same as above	Class A Common Stock	1/17/2024	2,645.00	23,632.73
same as above	Class A Common Stock	1/16/2024	31,730.00	294,767.20
same as above	Class A Common Stock	1/16/2024	18,460.00	171,485.43